UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other News
2. Summary of proceedings
3. Consolidated Scrutinizer’s Report

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations – Outcome of Thirtieth Annual General Meeting

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Thirtieth Annual General Meeting of the Members of ICICI Bank Limited was held on Wednesday, August 29, 2024 at 3:00 p.m. IST through Video Conferencing/Other Audio Visual Means.

We hereby submit the below mentioned documents:

1.      Summary of proceedings of the Thirtieth Annual General Meeting as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations); and

2.      Consolidated Scrutinizer’s Report issued pursuant to the applicable provisions of the Companies Act, 2013 and rules made thereunder.

The voting results in the format prescribed under Regulation 44 of the Listing Regulations will be sent in XBRL mode.

Request you to take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Item 2

Summary of proceedings of the Thirtieth Annual General Meeting of ICICI Bank Limited (the Bank/Company) held on Thursday, August 29, 2024

The Thirtieth Annual General Meeting (AGM) of the Members of the Bank was held on Thursday, August 29, 2024 at 3:00 p.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM).

Mr. Pradeep Kumar Sinha, Non-Executive (part-time) Chairman of the Bank, chaired the Meeting.

The following Directors and key managerial personnel were present:

1.	Mr. Pradeep Kumar Sinha, Independent Director, Non-Executive (part-time) Chairman

2.	Ms. Neelam Dhawan, Non-Executive Independent Director and Chairperson of the Board Governance, Remuneration & Nomination Committee

3.	Mr. Uday Chitale, Non-Executive Independent Director and Chairman of the Audit Committee

4.	Mr. Radhakrishnan Nair, Non-Executive Independent Director

5.	Mr. Hari L. Mundra, Non-Executive Independent Director and Chairman of the Stakeholders Relationship Committee

6.	Mr. B. Sriram, Non-Executive Independent Director

7.	Mr. S. Madhavan, Non-Executive Independent Director

8.	Ms. Vibha Paul Rishi, Non-Executive Independent Director

9.	Mr. Rohit Bhasin, Non-Executive Independent Director

10.	Mr. Sandeep Bakhshi, Managing Director & Chief Executive Officer

11.	Mr. Sandeep Batra, Executive Director

12.	Mr. Rakesh Jha, Executive Director

13.	Mr. Ajay Kumar Gupta, Executive Director

14.	Mr. Anindya Banerjee, Group Chief Financial Officer

15.	Ms. Prachiti Lalingkar, Company Secretary

The authorised representatives of M/s. M S K A & Associates, Chartered Accountants, M/s. KKC & Associates LLP, Chartered Accountants (formerly M/s. Khimji Kunverji & Co LLP), M/s. B S R & Co. LLP, Chartered Accountants, M/s. C N K & Associates LLP, Chartered Accountants and M/s. Alwyn Jay & Co., Company Secretaries were also present.

The requisite quorum being present, the Chairman declared the Meeting to be in order and welcomed the Members.

The Chairman informed the Members that as required under Regulation 13 of the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, a certificate from M/s Alwyn Jay & Co., Secretarial Auditor of the Bank, stating that the Employees Stock Option Scheme and Employees Stock Unit Scheme of the Bank had been

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

implemented in accordance with the said regulations, was obtained by the Bank and was available for inspection. He further informed that the statutory registers as required under the Companies Act, 2013 (“CA2013”), Auditors Report, Secretarial Audit Report and the documents referred in the Notice of AGM dated July 27, 2024 were open for inspection.

With the consent of the Members present, the Notice convening the Thirtieth AGM was taken as read.

The Chairman informed the Members that there were no qualifications, observations or comments or other remarks in the Auditors Report on the financial transactions or matters, which have any adverse effect on the functioning of the Company.

The Chairman also informed the Members that there were no qualifications, observations or comments or other remarks in the Secretarial Audit Report which have any material adverse effect on the functioning of the Company.

The Managing Director & Chief Executive Officer made a presentation to the Members of the Bank.

The Chairman then invited Members to express their views/ask questions pertaining to the Agenda of the Meeting.

Mr. Sandeep Bakhshi provided requisite clarification and information on the various queries raised by the Members.

The Chairman informed the Members that pursuant to the provisions of Section 108 of the CA2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015 (as amended), the Bank had extended the remote e-voting facility to the Members of the Bank in respect of the business to be transacted at the AGM. The Chairman further informed that the remote e-voting facility had commenced on Saturday, August 24, 2024 (9:00 a.m. IST) and ended on Wednesday, August 28, 2024 (5:00 p.m. IST). The Chairman also informed that the Members holding shares as on the cut-off date i.e. August 22, 2024 and who had not cast their vote by remote e-voting could exercise their right to cast their votes through e-voting which would remain open for fifteen minutes.

The Chairman informed the Members that Mr. P.N. Parikh of Parikh Parekh & Associates, Practising Company Secretaries was appointed as the scrutinizer for the remote e-voting prior to the AGM and for e-voting during the AGM.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

The Chairman authorised any Executive Director or the Company Secretary of the Bank to declare the voting results.

The Chairman then thanked the Members for their support and co-operation and declared the Meeting as closed at 5:20 p.m. IST.

The following items of business were transacted through remote e-voting and through e-voting during the AGM:

Ordinary Business:

1.	Adoption of audited standalone and consolidated financial statements for the financial year ended March 31, 2024.

2.	Declaration of dividend on equity shares for the year ended March 31, 2024 .

3.	Re-appointment of Mr. Rakesh Jha as a Director (DIN: 00042075), who retires by rotation and, being eligible, offers himself for re-appointment.

4.	Appointment of M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) as one of the Joint Statutory Auditors of the Bank to hold office from the conclusion of Thirtieth AGM till the conclusion of the Thirty-First AGM of the Bank.

5.	Appointment of M/s. C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) as one of the Joint Statutory Auditors of the Bank to hold office from the conclusion of Thirtieth AGM till the conclusion of the Thirty-First AGM of the Bank.

6.	Payment of remuneration to M/s. M S K A & Associates, Chartered Accountants (Registration No. 105047W) and M/s. KKC & Associates LLP, Chartered Accountants (formerly M/s Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621), current Joint Statutory Auditors of the Bank.

Special Business:

7.	Appointment of Mr. Rohit Bhasin (DIN: 02478962) as an Independent Director of the Bank.

8.	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

9.	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank.

10.	Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank.

11.	Revision in remuneration of Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director of the Bank.

12.	Modification of earlier approved Material Related Party Transactions for acceptance of Current account and Savings account (CASA) deposits by the Bank from the Related Parties for FY2025.

13.	Modification of earlier approved Material Related Party Transactions for subscription of securities issued by the Related Party and purchase of securities from the Related Party (issued by related or unrelated parties) by the Bank for FY2025.

14.	Modification of earlier approved Material Related Party Transactions for sale of securities to the Related Party (issued by related or unrelated parties) by the Bank for FY2025.

15.	Material Related Party Transactions for rendering of insurance services by ICICI Prudential Life Insurance Company Limited, subsidiary of the Bank for FY2025.

16.	Material Related Party Transactions for dividend payout by ICICI Prudential Asset Management Company Limited, subsidiary of the Bank for FY2025.

17.	Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with the Related Parties for FY2025.

18.	Material Related Party Transactions for acceptance of Current account and Savings account (CASA) deposits by the Bank from the Related Parties for FY2026.

19.	Material Related Party Transactions for subscription of securities issued by the Related Parties and purchase of securities from the Related Parties (issued by related or unrelated parties) by the Bank for FY2026.

20.	Material Related Party Transactions for sale of securities to the Related Parties (issued by related or unrelated parties) by the Bank for FY2026.

21.	Material Related Party Transactions for granting of fund based and/or non-fund based credit facilities by the Bank to the Related Parties for FY2026.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

22.	Material Related Party Transactions for purchase/sale of loans by the Bank from/to the Related Party for FY2026.

23.	Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions by the Bank with the Related Party for FY2026.

24.	Material Related Party Transactions for undertaking reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions by the Bank with the Related Party for FY2026.

25.	Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with the Related Parties for FY2026.

26.	Material Related Party Transactions for availing insurance services by the Bank from the Related Party for FY2026.

27.	Material Related Party Transactions for rendering of insurance services by ICICI Prudential Life Insurance Company Limited, subsidiary of the Bank for FY2026.

28.	Material Related Party Transactions for dividend payout by ICICI Prudential Asset Management Company Limited, subsidiary of the Bank for FY2026.

Basis the consolidated Scrutinizer’s report dated August 30, 2024, all resolutions as set out in the Notice of the AGM dated July 27, 2024 were passed by the Members with requisite majority.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

To

Chairman

ICICI BANK LIMITED

ICICI Bank Tower,

Near Chakli Circle,

Old Padra Road,

Vadodara 390 007

Dear Sir,

Sub: Consolidated Scrutinizer’s Report on e-voting conducted pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended for the Thirtieth Annual General Meeting of ICICI Bank Limited held on Thursday, August 29, 2024 at 3:00 p.m. IST through video conferencing (‘VC’) / other audio visual means (‘OAVM’).

I, P. N. Parikh, of Parikh Parekh & Associates, Practising Company Secretaries, had been appointed as the Scrutinizer by the Board of Directors of ICICI Bank Limited (the Bank/Company) pursuant to Section 108 of the Companies Act, 2013 (“the Act”) read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, to conduct the e-voting process in respect of the below mentioned resolutions proposed at the Thirtieth Annual General Meeting (“AGM”) of the Bank on Thursday, August 29, 2024 at 3:00 p.m. IST through VC/OAVM.

I was also appointed as Scrutinizer to scrutinize the e-voting process during the said AGM.

The notice dated July 27, 2024, convening the AGM, as confirmed by the Company in respect of the below mentioned resolutions to be passed at the AGM of the Company along with Annual Report 2023-24 was sent through electronic mode to those Members whose e-mail addresses are registered with the Bank/Depository Participants, in compliance with the MCA circular dated April 8, 2020 read with circulars dated April 13, 2020 and May 5, 2020 and subsequent circulars issued in this regard, the latest being circular no. 09/2023 dated September 25, 2023 (collectively referred to as “MCA Circulars”) and SEBI Circulars dated May 12, 2020 and subsequent circulars issued in this regard, the latest being circular dated October 7, 2023.

The Notice and Annual Report 2023-24 was also uploaded on the Company’s website https://www.icicibank.com/about-us/annual, website of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of National Securities Depository Limited (“NSDL”) www.evoting.nsdl.com.

The Company had availed the e-voting facility offered by NSDL for conducting remote e-voting by the Shareholders of the Company prior to the AGM and e-voting during the AGM.

The voting period for remote e-voting commenced on Saturday, August 24, 2024 (9:00 a.m. IST) and ended on Wednesday, August 28, 2024 (5:00 p.m. IST) and the NSDL e-voting platform was disabled thereafter.

The Company had also provided e-voting facility to the Shareholders present at the AGM through VC/OAVM and who had not cast their vote earlier.

The Shareholders of the Company holding shares as on the “cut-off” date i.e. Thursday, August 22, 2024, were entitled to vote on the resolutions as contained in the Notice of the AGM.

After the closure of e-voting at the AGM, the report on e-voting done during the AGM and the votes cast under remote e-voting facility prior to the AGM were unblocked and counted.

I have scrutinized and reviewed the e-voting prior to the AGM and e-voting during the AGM and votes cast therein based on the data downloaded from the NSDL e-voting system.

The Management of the Company is responsible to ensure compliance with the requirements of the Act and rules relating to remote e-voting prior to the AGM and e-voting during the AGM on the resolutions contained in the notice of the AGM.

My responsibility as scrutinizer for the e-voting is restricted to making a Scrutinizer’s Report of the votes cast in favour or against the resolutions.

I would like to mention that the voting rights of the Members were in proportion to their share in the paid-up equity share capital of the Company as on the cut-off date i.e. Thursday, August 22, 2024, and as per the Register of Members of the Company.

Further, I would also like to mention that Shareholders who have split their votes into

“Assent” as well as “Dissent” in respect of each DP ID/Client ID or Folio No., while their votes are taken as cast, they have been counted only once for the purpose of their presence, which has been mentioned under the head “Assent”.

I now submit my consolidated report as under on the result of the e-voting prior to the AGM and e-voting during the AGM in respect of the said resolutions.

Resolution 1 : Ordinary Resolution

Adoption of audited standalone and consolidated financial statements for the financial year ended March 31, 2024 together with the Reports of the Directors and the Auditors thereon

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	6,171	6,00,82,74,028
E-voting during the AGM	6	12,220
Total	6,177	6,00,82,86,248	99.90

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	74	60,85,324
E-voting during the AGM	0	0
Total	74	60,85,324	0.10

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	Nil	Nil
E-voting during the AGM	Nil	Nil
Total	Nil	Nil

Resolution 2 : Ordinary Resolution

Declaration of dividend on equity shares for the year ended March 31, 2024

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	6,143	6,01,84,99,176
E-voting during the AGM	6	12,220
Total	6,149	6,01,85,11,396	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	67	15,059
E-voting during the AGM	0	0
Total	67	15,059	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	Nil	Nil
E-voting during the AGM	Nil	Nil
Total	Nil	Nil

Resolution 3 : Ordinary Resolution

Re-appointment of Mr. Rakesh Jha as a Director (DIN: 00042075), who retires by rotation and, being eligible, offers himself for re-appointment

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,891	5,93,72,47,992
E-voting during the AGM	6	12,220
Total	5,897	5,93,72,60,212	98.66

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	276	8,04,73,979
E-voting during the AGM	0	0
Total	276	8,04,73,979	1.34

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	Nil	Nil
E-voting during the AGM	Nil	Nil
Total	Nil	Nil

Resolution 4: Ordinary Resolution

Appointment of M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) as one of the Joint Statutory Auditors of the Bank to hold office from the conclusion of Thirtieth AGM till the conclusion of the Thirty-First AGM of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	6,005	6,00,86,84,958
E-voting during the AGM	6	12,220
Total	6,011	6,00,86,97,178	99.85

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	160	90,37,287
E-voting during the AGM	0	0
Total	160	90,37,287	0.15

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	Nil	Nil
E-voting during the AGM	Nil	Nil
Total	Nil	Nil

Resolution 5 : Ordinary Resolution

Appointment of M/s. C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) as one of the Joint Statutory Auditors of the Bank to hold office from the conclusion of Thirtieth AGM till the conclusion of the Thirty-First AGM of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	6,008	6,00,87,02,695
E-voting during the AGM	6	12,220
Total	6,014	6,00,87,14,915	99.85

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	157	90,20,808
E-voting during the AGM	0	0
Total	157	90,20,808	0.15

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	Nil	Nil
E-voting during the AGM	Nil	Nil
Total	Nil	Nil

Resolution 6 : Ordinary Resolution

Payment of remuneration to M/s. M S K A & Associates, Chartered Accountants (Registration No. 105047W) and M/s. KKC & Associates LLP, Chartered Accountants (formerly M/s. Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621), current Joint Statutory Auditors of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	6,012	6,01,74,85,560
E-voting during the AGM	6	12,220
Total	6,018	6,01,74,97,780	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	144	2,31,863
E-voting during the AGM	0	0
Total	144	2,31,863	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	Nil	Nil
E-voting during the AGM	Nil	Nil
Total	Nil	Nil

Resolution 7: Special Resolution

Appointment of Mr. Rohit Bhasin (DIN: 02478962) as an Independent Director of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,880	5,94,92,26,860
E-voting during the AGM	6	12,220
Total	5,886	5,94,92,39,080	98.95

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	265	6,32,88,104
E-voting during the AGM	0	0
Total	265	6,32,88,104	1.05

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	Nil	Nil
E-voting during the AGM	Nil	Nil
Total	Nil	Nil

Resolution 8: Ordinary Resolution

Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,858	6,00,06,19,117
E-voting during the AGM	6	12,220
Total	5,864	6,00,06,31,337	99.77

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	286	1,37,39,506
E-voting during the AGM	0	0
Total	286	1,37,39,506	0.23

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	Nil	Nil
E-voting during the AGM	Nil	Nil
Total	Nil	Nil

Resolution 9: Ordinary Resolution

Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,841	6,00,03,21,337
E-voting during the AGM	6	12,220
Total	5,847	6,00,03,33,557	99.77

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	298	1,37,41,537
E-voting during the AGM	0	0
Total	298	1,37,41,537	0.23

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	Nil	Nil
E-voting during the AGM	Nil	Nil
Total	Nil	Nil

Resolution 10: Ordinary Resolution

Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,832	6,00,06,10,849
E-voting during the AGM	6	12,220
Total	5,838	6,00,06,23,069	99.77

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	306	1,37,46,653
E-voting during the AGM	0	0
Total	306	1,37,46,653	0.23

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	Nil	Nil
E-voting during the AGM	Nil	Nil
Total	Nil	Nil

Resolution 11 : Ordinary Resolution

Revision in remuneration of Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,826	6,00,05,73,139
E-voting during the AGM	6	12,220
Total	5,832	6,00,05,85,359	99.77

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	309	1,37,74,189
E-voting during the AGM	0	0
Total	309	1,37,74,189	0.23

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	Nil	Nil
E-voting during the AGM	Nil	Nil
Total	Nil	Nil

Resolution 12 : Ordinary Resolution

Modification of earlier approved Material Related Party Transactions for acceptance of Current account and Savings account (CASA) deposits by the Bank from the Related Parties for FY2025

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,994	6,01,68,93,790
E-voting during the AGM	6	12,220
Total	6,000	6,01,69,06,010	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	130	2,69,685
E-voting during the AGM	0	0
Total	130	2,69,685	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	3	4,78,670
E-voting during the AGM	0	0
Total	3	4,78,670

Resolution 13 : Ordinary Resolution

Modification of earlier approved Material Related Party Transactions for subscription of securities issued by the Related Party and purchase of securities from the Related Party (issued by related or unrelated parties) by the Bank for FY2025

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,981	6,01,68,89,656
E-voting during the AGM	6	12,220
Total	5,987	6,01,69,01,876	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	139	2,68,855
E-voting during the AGM	0	0
Total	139	2,68,855	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	3	4,78,670
E-voting during the AGM	0	0
Total	3	4,78,670

Resolution 14 : Ordinary Resolution

Modification of earlier approved Material Related Party Transactions for sale of securities to the Related Party (issued by related or unrelated parties) by the Bank for FY2025

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,986	6,01,68,99,471
E-voting during the AGM	6	12,220
Total	5,992	6,01,69,11,691	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	133	2,42,344
E-voting during the AGM	0	0
Total	133	2,42,344	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	3	4,78,670
E-voting during the AGM	0	0
Total	3	4,78,670

Resolution 15 : Ordinary Resolution

Material Related Party Transactions for rendering of insurance services by ICICI Prudential Life Insurance Company Limited, subsidiary of the Bank for FY2025

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,997	6,01,69,11,677
E-voting during the AGM	6	12,220
Total	6,003	6,01,69,23,897	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	120	2,38,417
E-voting during the AGM	0	0
Total	120	2,38,417	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	2	1,82,600
E-voting during the AGM	0	0
Total	2	1,82,600

Resolution 16 : Ordinary Resolution

Material Related Party Transactions for dividend payout by ICICI Prudential Asset Management Company Limited, subsidiary of the Bank for FY2025

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,991	6,01,68,86,845
E-voting during the AGM	6	12,220
Total	5,997	6,01,68,99,065	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	124	2,62,536
E-voting during the AGM	0	0
Total	124	2,62,536	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	2	1,82,600
E-voting during the AGM	0	0
Total	2	1,82,600

Resolution 17 : Ordinary Resolution

Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with the Related Parties for FY2025

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,978	6,01,68,75,971
E-voting during the AGM	6	12,220
Total	5,984	6,01,68,88,191	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	136	2,70,272
E-voting during the AGM	0	0
Total	136	2,70,272	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	3	4,78,670
E-voting during the AGM	0	0
Total	3	4,78,670

Resolution 18 : Ordinary Resolution

Material Related Party Transactions for acceptance of Current account and Savings account (CASA) deposits by the Bank from the Related Parties for FY2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	6,000	6,01,68,88,296
E-voting during the AGM	6	12,220
Total	6,006	6,01,69,00,516	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	112	2,60,903
E-voting during the AGM	0	0
Total	112	2,60,903	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	3	4,78,670
E-voting during the AGM	0	0
Total	3	4,78,670

Resolution 19 : Ordinary Resolution

Material Related Party Transactions for subscription of securities issued by the Related Parties and purchase of securities from the Related Parties (issued by related or unrelated parties) by the Bank for FY2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,984	6,01,68,81,961
E-voting during the AGM	6	12,220
Total	5,990	6,01,68,94,181	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	126	2,66,396
E-voting during the AGM	0	0
Total	126	2,66,396	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	3	4,78,670
E-voting during the AGM	0	0
Total	3	4,78,670

Resolution 20: Ordinary Resolution

Material Related Party Transactions for sale of securities to the Related Parties (issued by related or unrelated parties) by the Bank for FY2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,976	6,01,68,79,850
E-voting during the AGM	6	12,220
Total	5,982	6,01,68,92,070	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	129	2,67,678
E-voting during the AGM	0	0
Total	129	2,67,678	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	2	1,82,600
E-voting during the AGM	0	0
Total	2	1,82,600

Resolution 21: Ordinary Resolution

Material Related Party Transactions for granting of fund based and/or non-fund based credit facilities by the Bank to the Related Parties for FY2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,957	6,01,68,80,366
E-voting during the AGM	6	12,220
Total	5,963	6,01,68,92,586	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	144	2,67,501
E-voting during the AGM	0	0
Total	144	2,67,501	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	3	4,78,670
E-voting during the AGM	0	0
Total	3	4,78,670

Resolution 22: Ordinary Resolution

Material Related Party Transactions for purchase/sale of loans by the Bank from/to the Related Party for FY2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,953	6,01,68,64,585
E-voting during the AGM	6	12,220
Total	5,959	6,01,68,76,805	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	147	2,68,409
E-voting during the AGM	0	0
Total	147	2,68,409	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	2	1,82,600
E-voting during the AGM	0	0
Total	2	1,82,600

Resolution 23 : Ordinary Resolution

Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions by the Bank with the Related Party for FY2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,965	6,01,68,80,904
E-voting during the AGM	6	12,220
Total	5,971	6,01,68,93,124	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	139	2,66,880
E-voting during the AGM	0	0
Total	139	2,66,880	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	2	1,82,600
E-voting during the AGM	0	0
Total	2	1,82,600

Resolution 24 : Ordinary Resolution

Material Related Party Transactions for undertaking reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions by the Bank with the Related Party for FY2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,965	6,01,68,81,956
E-voting during the AGM	6	12,220
Total	5,971	6,01,68,94,176	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	138	2,65,711
E-voting during the AGM	0	0
Total	138	2,65,711	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	3	4,78,670
E-voting during the AGM	0	0
Total	3	4,78,670

Resolution 25 : Ordinary Resolution

Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with the Related Parties for FY2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,956	6,01,68,44,052
E-voting during the AGM	6	12,220
Total	5,962	6,01,68,56,272	99.99

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	145	3,04,054
E-voting during the AGM	0	0
Total	145	3,04,054	0.01

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	3	4,78,670
E-voting during the AGM	0	0
Total	3	4,78,670

Resolution 26 : Ordinary Resolution

Material Related Party Transactions for availing insurance services by the Bank from the Related Party for FY2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,971	6,01,68,83,503
E-voting during the AGM	6	12,220
Total	5,977	6,01,68,95,723	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	132	2,65,453
E-voting during the AGM	0	0
Total	132	2,65,453	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	2	1,82,600
E-voting during the AGM	0	0
Total	2	1,82,600

Resolution 27: Ordinary Resolution

Material Related Party Transactions for rendering of insurance services by ICICI Prudential Life Insurance Company Limited, subsidiary of the Bank for FY2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,975	6,01,69,11,341
E-voting during the AGM	6	12,220
Total	5,981	6,01,69,23,561	100.00 (Rounded)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	129	2,37,815
E-voting during the AGM	0	0
Total	129	2,37,815	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	2	1,82,600
E-voting during the AGM	0	0
Total	2	1,82,600

Resolution 28: Ordinary Resolution

Material Related Party Transactions for dividend payout by ICICI Prudential Asset Management Company Limited, subsidiary of the Bank for FY2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	5,983	6,01,69,29,438
E-voting during the AGM	6	12,220
Total	5,989	6,01,69,41,658	100.00 (Rounded off)

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Remote e-voting	124	2,20,881
E-voting during the AGM	0	0
Total	124	2,20,881	0.00

(iii)	Invalid votes:

Particulars of Voting	Number of members whose votes were declared invalid	Number of invalid votes cast by them
Remote e-voting	2	1,82,600
E-voting during the AGM	0	0
Total	2	1,82,600

Thanking you,	Countersigned:
Yours faithfully,
P. N. Parikh	/s/ Prachiti Deepak Lalingkar

P. N. Parikh	Prachiti Lalingkar

FCS: 327 CP No.: 1228

Parikh Parekh & Associates

Practising Company Secretaries

P/R No.: 1129/2021

UDIN: F000327F001077557

111,11th Floor, Sai Dwar CHS Ltd., Sab TV Lane, Opp. Laxmi Indl. Estate,

Off Link Road, Above Shabari Restaurant, Andheri West, Mumbai – 400053

Place: Mumbai

Dated: August 30, 2024

Company Secretary ICICI Bank Limited Membership No.: A20744

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	: August 30, 2024	By:	/s/ Prachiti Lalingkar
			Name:	Prachiti Lalingkar
			Title:	Assistant General Manager